Exhibit 99.2

MANAGEMENT
DISCUSSION & ANALYSIS

For the nine-month period ended September 30, 2026

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS5

MARKET AND INDUSTRY DATA5

THE COMPANY6

CORPORATE STRUCTURE6

LIQUIDITY RISK6

VALUE PROPOSITION7

BUSINESS LINES9

Projects Overview9

DEMONSTRATION PLANTS10

MATAWINIE MINE PROJECT (Phase 2)10

BATTERY MATERIAL PLANTS PROJECTS12

13ktpy Bécancour Battery Material Plant12

UATNAN MINING PROJECT13

COMMERCIAL STRATEGY & VALUE CREATION14

SALES14

MARKET UPDATE15

RESPONSIBILITIES16

GOVERNANCE17

RISKS17

FINANCING17

QUARTERLY RESULTS19

OTHER FINANCIAL INFORMATION20

three and nine-month period RESULTS20

MINING PROJECTS EXPENSES20

BATTERY MATERIAL PLANT PROJECT EXPENSES21

GENERAL AND ADMINISTRATIVE EXPENSES22

NET FINANCIAL COSTS23

LIQUIDITY AND FUNDING23

Management Discussion and Analysis	1

OPERATING ACTIVITIES24

INVESTING ACTIVITIES24

FINANCING ACTIVITIES24

ADDITIONAL INFORMATION25

RELATED PARTY TRANSACTIONS25

OFF-BALANCE SHEET TRANSACTIONS25

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS25

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT25

CAPITAL STRUCTURE25

SUBSEQUENT EVENTS TO september 30, 202625

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING26

non-ifrs financial measures26

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE27

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated November 12, 2026, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the nine-month period ended September 30, 2026, and the consolidated audited financial statements for the years ended December 31, 2025, and December 31, 2024, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, as published by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the nine-month period ended September 30, 2026, with additional information up to November 12, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction, commissioning timeline and budget of the Matawinie Mine, the ramp-up period to commercial production of the Matawinie Mine, the anticipated benefits of the mining lease granted by Québec’s Ministry of Natural Resources, the intended strategy and development of Additional Battery Material Plants, the ability to satisfy conditions precedent and close the committed debt facilities for the Matawinie Mine, the development, construction and operation of the 13ktpy Bécancour Battery Material Plant, the ability to obtain sufficient financing for the development of the 13ktpy Bécancour Battery Material Plant on favorable terms for the Company, the achievement of a final investment decision for the 13ktpy Bécancour Battery Material Plant, the satisfaction of the terms and conditions, conditions precedent, product qualification requirements and commercial milestones set forth in the Company’s commercial agreements, including the Panasonic Energy Binding Offtake Agreement, the Traxys Binding Offtake and Marketing Agreement and the Government of Canada Supply and Storage Agreement, the intended development of the Uatnan Mining Project, the Company’s development activities and production plans, the Company’s expected achievement of operational, construction, financing and commercial milestones, expected demand for graphite concentrate and active anode material products, economic performance and product development efforts, the development, industrialization and commercialization of the Company’s low-carbon-footprint anode material coating technology and related intellectual property, the execution and implementation of agreements with First Nations communities and key stakeholders on favorable terms for the Company, the Company’s ability to achieve its environmental, social and governance (“ESG”) initiatives, the Company’s ability to establish a local, carbon-neutral, and

Management Discussion and Analysis	3

traceable turnkey supply of graphite for North America and the rest of the G7, market trends, consumer demand for electric vehicles and energy storage solutions, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study, the results of the 2026 Class 3 AACE Cost Estimate (as defined below) for the 13ktpy Bécancour Battery Material Plant, the results of the 2023 PEA (as defined below) for the Uatnan Mining Project and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based upon a number of assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the actual results, level of activity, performance, or achievement of the Company to be materially different from those expressed or implied by such forward-looking statements. These assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors, including the Company’s ability to execute its development plans, complete construction and commissioning activities as planned, obtain required financing, obtain, maintain and comply with the terms of permits, approvals and leases, maintain relationships with key stakeholders and strategic partners and continue to advance its business strategy.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include financing risks, including risks associated with the availability of financing on acceptable terms and the satisfaction of conditions precedent under the Company’s financing arrangements, future prices and demand for graphite, mineral exploration and development risks, the speculative nature of mining development, changes in mineral production performance, delays in permitting, approvals, utility connections and infrastructure availability, risks associated with the Company’s ability to comply with the terms of the mining lease, supply chain disruptions, labor shortages and inflationary pressures, the uncertainty of commercialization of the Company’s technology and products, risks associated with the development, validation, scale-up, intellectual property protection and commercialization of the Company’s coating technology, risks associated with satisfying conditions precedent under commercial or offtake agreements, development and production timetables, competition and market risks, pricing pressures, other risks of the mining industry, additional engineering and other analyses required to fully assess their impact, the fact that certain initiatives described in this MD&A are still in the early stages and may not materialize, business continuity and crisis management, political instability and international conflicts, such other assumptions and factors as set out in this MD&A and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company can be found in the most recent annual information form, which is available under the Company’s profile on SEDAR+ and on EDGAR.

Management Discussion and Analysis	4

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A relating to the Matawinie Mine and the Uatnan Mining Project has been reviewed and approved by Eric Desaulniers, geo, President and CEO of NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Scientific and technical information relating to the 13ktpy Bécancour Battery Material Plant contained in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO of NMG, who is responsible for such information in his capacity as an officer of the Company. Further information about the Matawinie Mine, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” dated and effective November 12, 2025, and available on SEDAR+ and EDGAR (the “2025 Matawinie Mine Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “2023 PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosures an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed, and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect of material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

Management Discussion and Analysis	5

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

In view of final investment decisions (“FID”) on its Phase 2 projects, the Company incorporated NMG Matawinie Inc. and NMG Bécancour Inc. on June 20, 2025, as well as NMG Holdings Inc. on July 17, 2026. The Company has five fully owned subsidiaries namely:

NMG Matawinie Inc. is the operating entity related to the Matawinie Mine (as defined herein) and now owns all assets related to it.  NMG Bécancour Inc. is the operating entity of the 13ktpy Bécancour Battery Material Plant (as defined herein) and will own all related assets in due course for FID.  NMG Holdings Inc. was established to serve as the future holding company of NMG Matawinie Inc. and Nouveau Monde District Inc.

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”), NMG on the New York Stock Exchange (“NYSE).

LIQUIDITY RISK

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

On May 15, 2026, the Company completed a private placement with Canada Growth Fund Inc. (“CGF”), the Government of Québec through Investissement Québec (“IQ”), and ENI S.p.A. (“Eni”), for aggregate gross proceeds $294.6M (US$213.2M) (the “Private Placement”). In addition, aggregate gross proceeds of $132.3M (US$96.5M) from a public offering of subscription receipts of the Company issued on April 16, 2026 (“Public Offering”), were released upon satisfaction of the applicable escrow release conditions. These transactions formed part of an aggregate equity financing package of $426.9M (US$309.7M), which enabled the Company to reach a final investment decision (“FID”) for the Phase 2 Matawinie Mine.

In addition, the Company has secured a fully committed senior project debt commitment letter of US$335 million with Export Development Canada (“EDC”) and Canada Infrastructure Bank (“CIB”), subject to certain conditions precedent, with closing expected in the upcoming weeks. Together, the equity and debt financings constitute the Company’s Matawinie Mine financing package.

The Company anticipates that the proceeds from the Matawinie Mine financing package will be sufficient to fund its capital requirements up to the start of commercial production of the Matawinie Mine, provided that the Company closes the

Management Discussion and Analysis	6

senior project debt and meets the draw down conditions. In the event that the financing package is insufficient to complete the construction and commissioning of the mine, the Company will be required to obtain additional financing. Following the achievement of commercial production, the Company expects to generate sufficient cash flows from its mining operations to meet its capital commitments and obligations and to fund its planned expenditures for the Project.

In parallel, the Company is advancing project financing activities for the Phase 2 13ktpy Bécancour Battery Material Plant (as defined below). The development of this project is subject to the Company securing additional financing, which has not yet been obtained. Although management believes that a FID for the 13ktpy Bécancour Battery Material Plant will be achieved, there can be no assurance that the Company will be able to do so or that such financing will be available to the Company on acceptable terms, or at all.

VALUE PROPOSITION

NMG aims to become an integrated company, developing a secure, resilient, traceable, responsible and carbon-neutral graphite supply chain through responsible mining and advanced processing operations to support critical sectors in North America and Europe, including energy storage, advanced technology, manufacturing industries and electric vehicles. Supported by a robust ecosystem of major customers and strategic shareholders, including Panasonic Energy, Traxys, the Government of Canada, Investissement Québec, Canada Growth Fund and Eni, NMG is focused on building one of the first fully integrated natural graphite production platforms in the G7.

Vision	To accelerate the transition to a decarbonized and just future.
Mission	To become the industry benchmark by producing high-quality graphite solutions responsibly and safely.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

The Company’s vertically integrated strategy is built on two cornerstone projects: its upstream operations, the Matawinie graphite mine and concentrator (the “Matawinie Mine” or “Phase 2 Matawinie Mine”), currently under construction and set to become Canada’s largest natural graphite operating mine, and its downstream value-added graphite products transformation facilities with an initial battery material plant for 13ktpy of active anode material (the “13ktpy Bécancour Battery Material Plant” or “Phase 2 13ktpy Bécancour Battery Material Plant”), which is progressing towards a targeted FID in the upcoming months. In addition, as NMG remains focused on delivering these priorities, it also continues advancing the workstreams required to support its long-term growth strategy. This includes the development of additional battery material plants (the “Additional Battery Material Plants”) and the development of the Uatnan mining project (the “Uatnan Mining Project”).

Management Discussion and Analysis	7

HIGHLIGHTS

»	Construction at the Matawinie Mine has been advancing as planned and remains within the overall budget with activities in the third quarter ranging from civil works to structural concrete foundations, infrastructure excavation and backfill, the continued advancement of detailed engineering, and procurement of key equipment and construction packages.
»	In October, the Company obtained the mining lease for the Matawinie Mine from Québec’s Ministry of Natural Resources and Forests.
»	Following the approval of the Closure Plan for the Matawinie Mine in Q2 2026, the first instalment of the required financial guarantee was completed in October through the placement of a surety bond.
»	The Company continues to advance the remaining steps toward financial close of the senior debt facilities for the Matawinie Mine which is expected in the upcoming weeks.
»	The Company completed in Q2 a Class 3 AACE cost estimate (as defined herein) for the brownfield development of the 13ktpy Bécancour Battery Material Plant, with an estimated CAPEX of C$374M (US$267M), and is continuing the advancement of engineering and optimization activities. The Company is continuing to work with the various stakeholders in view of a targeted FID in the upcoming months, subject to the completion of technical deliverables, stakeholder due diligence processes, and other conditions precedent related to Panasonic Energy.
»	The Company appointed in October Mr. Lapo Pistelli, Director of Energy Transition Minerals Solutions at Eni, to its Board of Directors. Mr. Pistelli’s extensive experience in global energy markets, strategic development, and international partnership building will further enhance the depth and diversity of expertise on its Board as NMG advances its key priorities and long-term vision.
»	The Company announced the development, in collaboration with a research team from McGill University, of a low-carbon-footprint anode material coating process which, together with its ongoing investments in R&D, reflects its commitment to continuously improving its processes and products in order to deliver an ever-stronger value proposition to its present and future customers.
»	Operational discipline, with no major environmental incidents, a 12-month rolling Total Recordable Injury Frequency Rate (TRIFR) of 0 for the Company’s employees and 5.78 for active contractors at the Matawinie Mine construction site as of September 30, 2026.

Management Discussion and Analysis	8

BUSINESS LINES

Committed to establishing a local and traceable turnkey supply of graphite in North America and in the G7, the Company is advancing its vertically integrated strategy, from responsible mining to advanced processing. NMG is marketing its future production of graphite concentrate and active anode material to serve in lithium-ion batteries for EVs, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, industrial, and specialized industries. The Company’s carbon-neutral status, along with its target to reach Net Zero, is disclosed in the Company’s annual ESG Report and does not depend on the electrification of its mining fleet. The base case of the 2025 Matawinie Mine Feasibility Study is a diesel operation, with the electrification strategy to be implemented when the equipment reaches viable technical and economic parameters.

Projects Overview

Matawinie Mine Project

Construction has been fully underway since May 2026, following the successful closing of the equity financing package. Funding under the committed debt package remains conditional upon the satisfaction of certain conditions precedent, including among others, the finalization of legal documentation of the credit facilities in the upcoming weeks.

Construction is underway with activities progressing as planned and remaining within the overall budget.

Activities in Q3 ranged from civil works to structural concrete foundations, infrastructure excavation and backfill, the continued advancement of detailed engineering and the procurement of key equipment and construction packages.

Following the approval of the Closure Plan for the Matawinie Mine in Q2 2026, the first instalment of the required financial guarantee was completed in October through the placement of a surety bond.

Signature of Mining lease on October 21, 2026.

Battery Material Plants Projects

The Company continues to advance various workstreams to support the development and financing of the 13ktpy Bécancour Battery Material Plant, in view of reaching a targeted FID in the upcoming months. Among other things, NMG has been:

●
pursuing the optimization of its processes and operational practices to align with the technical requirements of its customer, Panasonic Energy;
●
refining environmental performance and operational parameters of the plant;
●
advancing engineering, pre-construction planning, and procurement activities; and
●
continuing to optimize the project financing with the various financial stakeholders engaged in the project.
●
Ongoing due diligence with activities with partners

A positive FID for the 13ktpy Bécancour Battery Material Plant is dependent on the financing structure in light of the Class 3 AACE Cost Estimate, the updated financial model, the conclusions of the due diligence processes, and negotiations with the various financial stakeholders, including the satisfaction of the conditions precedent and the project-related agreement with Panasonic Energy.

In addition, NMG is pursuing various workstreams for the development of Additional Battery Material Plants.

Management Discussion and Analysis	9

Uatnan Mining Project

To support the advancement of the Uatnan Mining Project, the Company completed a preliminary economic assessment in 2023 (2023 PEA), previously developed a detailed work plan for subsequent studies and initiated the assessment of potential sites for processing plants and, renewed in Q3 2026 the explorations claims.  NMG is also engaged with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing further technical studies along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company is seeking to secure commercial interest from potential customers for future production from the Uatnan Mining Project.

The development of the project and the receipt of governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand and additional funding.

DEMONSTRATION PLANTS

Since 2018, the Company had been operating demonstration plants to support its business plan, technological development, and commercialization strategy.

In line with the Company’s long-standing plan, following the FID reached in May 2026 for the Phase 2 Matawinie Mine, the demonstration plants fulfilled their intended purpose for which they were established. Accordingly, all demonstration activities were discontinued in the third quarter.

Current inventory of flake graphite is considered sufficient to meet all anticipated sample requirements from current and prospective customers. The Company continues to produce samples of varying specifications through partnering laboratories to provide inputs for the engineering of the 13ktpy Bécancour Battery Material Plant and for the development of any Additional Battery Material Plants, to support qualification efforts, technical optimization and operational parameters of advanced refining processes.

MATAWINIE MINE PROJECT (Phase 2)

Project description

The Matawinie Mine, currently under construction and set to become Canada’s largest natural graphite operating mine, will produce about 106,000 tonnes per year (“tpy”) of graphite concentrate over the 25-year life of mine. Construction and commissioning of the Matawinie Mine project are expected to take approximately 31 months from FID, leading to the start of commercial production by the end of 2028. Production is already supported by diversified commercial agreements, notably with Panasonic Energy, the Government of Canada, and Traxys North America, covering approximately 70% of expected production.

Q3 2026 Construction Progress

Since May 2026, NMG has been advancing the construction of the Matawinie Mine, with activities progressing as planned and remaining within the overall budget. During the third quarter, activities included civil works, concrete placement, detailed engineering and procurement while maintaining a rigorous focus on cost, environmental, and health and safety discipline. In October, the Company obtained the mining lease for the Matawinie Mine from Québec’s Ministry of Natural Resources and Forests. In addition, following the approval of the Closure Plan for the Matawinie Mine in Q2 2026, the first instalment of the required financial guarantee was completed in October through the placement of a surety bond. NMG

Management Discussion and Analysis	10

also continues to advance the remaining steps toward financial close of the senior debt facilities which is expected in the upcoming weeks.

The Company reports close to 71 000 on-site construction and engineering hours worked over the third quarter and 1 lost-time injury recorded as of September 30, 2026.

Construction activities in the third quarter included:

●	Concrete pours for building and mineral processing equipment foundations
●	Excavation and backfill of infrastructure at the industrial platform
●	Excavation of water control structures
●	Backfill of material into the overburden and organic stockpiles
●	Ongoing permit/authorization applications for the construction managed in line with the project execution schedule
●	Continued advancement of detailed engineering and procurement of key equipment and construction packages

The table below summarizes project expenditures incurred as at September 30, 2026, management's current estimate of the remaining costs to complete the project, and the forecasted total project cost at completion.

All amounts presented in the table below are in millions of Canadian dollars, unless otherwise indicated.

As of September 30, 2026
	Budget ($CAD)[1]	Incurred[2]	Estimate to complete (ETC)[3]	Estimate at completion (EAC)[4]	Variance as of September 30, 2026
Capital expenditure (CAPEX) for the construction of the Phase 2 Matawinie Mine	649.4	67.4	582.0	649.4	-
1.	The above figures represent the budget disclosed in the prospectus supplement no. 2 in US Dollars and were converted in CAD amounts using the exchange rate of 1.37.
2.	The incurred amounts presented in the table represent project cash expenditures and committed capital costs attributable to the Phase 2 Matawinie Mine. These amounts do not include non-cash capitalized items or other accounting adjustments recorded under IFRS. Accordingly, the amounts presented may not directly reconcile to the additions to property, plant and equipment reported in the Company’s financial statements.
3.	Estimate to complete (ETC) represents management's current estimate of the costs expected to be incurred from October 1, 2026, through project completion based on awarded contracts, committed expenditures, and estimated future costs.
4.	Estimate at completion (EAC) represents the total estimated project cost at completion, including trends, and is calculated as the sum of costs incurred as at September 30, 2026 and the ETC.

Planned key construction activities in the fourth quarter include:

●	Continued advancement of civil and concrete works, with focus on maximizing concrete placement prior to winter period.
●	Advancement of awards for construction and equipment packages required in 2027.
●	Continued progress in detailed engineering to support tender and construction needs.

The amendment to Decree 47-2021 for the Matawinie Mine (Phase 2) was officially published on August 5, 2026. It updates the initial government authorization issued in 2021 to reflect the project's evolution since then. It primarily relates to certain operational parameters of the project, including a minor southward extension of the open pit made possible through the acquisition of additional surface rights, and the corresponding increase in the authorized annual graphite production capacity from 100,000 tonnes to 106,000 tonnes.

Management Discussion and Analysis	11

In addition, the Company obtained in October Mining Lease No. 1057 for its Matawinie Mine from Québec’s Ministry of Natural Resources and Forests. The mining lease grants the Company the right to mine the graphite deposit and marks a major regulatory milestone for the project.  This milestone follows several years of environmental, social and regulatory processes and reflects NMG’s commitment to developing the Matawinie Mine in accordance with high standards of environmental performance and sustainable development.

BATTERY MATERIAL PLANTS PROJECTS

13ktpy Bécancour Battery Material Plant

Project description

The 13ktpy Bécancour Battery Material Plant, located in Bécancour, Québec, is central to NMG’s near-term downstream strategy to transform graphite concentrate into advanced battery materials for the lithium-ion battery market. Offering a full integration from ore to battery materials, graphite concentrate from the Matawinie Mine would be refined at this facility into 13,000 tpy of active anode material dedicated to the Panasonic Energy Binding Offtake Agreement.

To enable the development of the 13ktpy Bécancour Battery Material Plant, the Company acquired in 2026 a 143,000 m² brownfield property with an existing 22,000 m² building located in Bécancour adjacent to the Company’s current 200,000 m² greenfield site in the Bécancour industrial park. Under this brownfield scenario, the industrial building and associated infrastructure should enable the Company to lower infrastructure costs and project timeline in comparison with a greenfield scenario and streamline permitting, engineering, and construction timelines to align the commissioning period with that of the Phase 2 Matawinie Mine Project.

As previously disclosed, the Company completed in Q2 2026 a Class 3 AACE Cost Estimate for the brownfield development of the 13ktpy Bécancour Battery Material Plant, with an estimated CAPEX of $374M (US$267M). This estimate updates the previously disclosed Class 5 AACE Cost Estimate of US$213M and reflects the progression of the project to a higher level of engineering and cost definition, consistent with the greater degree of project maturity associated with a Class 3 AACE Cost Estimate. The Company believes that the Class 3 AACE Cost Estimate provides a more accurate basis for estimating project costs and financing requirements.

The Company completed the Class 3 AACE estimate as per the American Association of Cost Engineers (“AACE”) Recommended Practice 47R-11 (Cost Estimate Classification System – As Applied in Engineering, Procurement, and Construction for the Mining and Mineral Processing Industries) for the development of the 13ktpy Bécancour Battery Material Plant (the “Class 3 AACE Cost Estimate”) to initially fulfill its committed volumes under the Panasonic Energy Binding Offtake Agreement.

Based on the Class 3 AACE Cost Estimate for the 13ktpy Bécancour Battery Material Plant, the CAPEX is expected to be approximately $374M (US$267M). The Class 3 AACE Cost Estimate is classified as a Class 3 AACE estimate, which is typically prepared based on limited information and subsequently has an accuracy range of -20% to +30%, based on cost data as of Q2 2026. As such, the Class 3 AACE Cost Estimate forms the initial control estimate against which all actual costs and resources will be monitored. The CAPEX with respect to the 13ktpy Bécancour Battery Material Plant is future-oriented financial information. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installations; (iii) projected labor costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. CAD values were converted to USD at 1.40. For indicative purposes, applying a sensitivity range of CAD/USD 1.35 to 1.45, the estimated CAPEX are approximately US$273 million at an exchange rate of 1.35 CAD/USD and approximately US$261 million at an exchange rate of 1.45 CAD/USD.

Management Discussion and Analysis	12

Q3 2026 Progress

In the third quarter, as the Company continued to advance the required technical, commercial and financing activities supporting a FID targeted in the upcoming months for the 13ktpy Bécancour Battery Material Plant, it worked on various optimization scenarios and activities and advanced engineering.

Key activities in the third quarter included:

●	The advancement into the detailed engineering phase to refine and optimize the process design;
●	Ongoing due diligence activities with partners; and
●	The continued collaboration with Panasonic Energy to ensure the plant design meets their key requirements and expectations. In addition, Panasonic Energy has reiterated its intent to support this project which may entail an equity investment by Panasonic at the FID of the 13ktpy Bécancour Battery Material Plant, in line with their initial investment in 2024.

Planned key activities in the fourth quarter include further advancement of the above-mentioned activities as well as the continued optimization of capital structure and negotiations of major contracts for the production equipment and for the construction.

Required activities and due diligence processes are underway with various stakeholders and financing partners in support of a targeted FID in the upcoming months, subject to the completion of technical deliverables, the securing of the required additional financing, and the completion of commercial arrangements related to Panasonic Energy Binding Offtake Agreement. Upon obtaining such FID, construction is expected to take approximately 24 months, followed by a 12 month ramp up period, with the objective of reaching commercial production within approximately 36 months following FID.

In addition, NMG continues various workstreams to develop Additional Battery Material Plants of active anode material and/or advanced graphite materials production that could be developed on its existing 200,000-m2 adjacent greenfield or other strategically positioned sites either in North America or in Europe.

UATNAN MINING PROJECT

Project description

The Company is developing the Uatnan Mining Project as an expansion phase (Phase 3) with a view to produce up to 500ktpy of graphite concentrate over a 24-year life of mine, based on the 2023 PEA in accordance with NI 43-101. The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. There is no certainty that the resource development, production, and economic forecasts on which the 2023 PEA is based will be realized.

Q3 2026 Progress

NMG has renewed the exploration claims and it is actively engaged with the Innu First Nation of Pessamit to define a shared development vision for the Uatnan Mining Project in view of the project’s next steps.

Management Discussion and Analysis	13

COMMERCIAL STRATEGY & VALUE CREATION

With a diversified portfolio of products, NMG is aligning its business plan and associated commercial strategy to support critical sectors in the G7, including energy storage, advanced technology, manufacturing industries and electric vehicles.

NMG has established a diversified commercial foundation across key graphite markets through binding offtake agreements with Panasonic Energy for the lithium-ion battery market, Traxys for the refractory market, and the Government of Canada for specialized graphite applications. These agreements, representing approximately 70% of the Phase 2 Matawinie Mine production, provide commercial visibility across large-volume and specialized markets and validate the relevance of NMG’s planned product portfolio. In addition, the Company continues to advance its commercialization strategy and is actively engaged with other tier-1 potential customers interested in the remaining volume of NMG’s Phase 2 production for natural flake graphite, active anode material, and/or specialized graphite materials for niche applications.

Building on this foundation, NMG’s strategy is focused on maximizing the value generated from its planned graphite production through the development of additional value-added opportunities. Potential avenues include additional active anode material capacity and the valorization of by-products and tailings. The execution of these initiatives could enable NMG to capture additional value across its production base, diversify its sources of potential revenue and progressively expand its earnings-generating capacity.

The Company’s immediate priority remains the advancement of the Matawinie Mine and the 13ktpy Bécancour Battery Materials projects, which are intended to establish the operating platform from which these additional growth opportunities could be advanced.

SALES

Panasonic Energy

The 2025 Panasonic Energy Binding Offtake Agreement covers an initial seven-year term for the production of 13,000 tpy of active anode material via NMG’s Phase 2 integrated value chain. NMG’s active anode material continues to progress through Panasonic Energy’s qualification protocol to confirm its quality and performance. The 2025 Panasonic Energy Binding Offtake Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. It also contains standard termination rights for an agreement of this nature.

Panasonic Energy has reiterated its intent to support the development of NMG’s Phase 2 facility, which may entail an equity investment by Panasonic at the FID of the Phase 2 13ktpy Bécancour Battery Material Plant, in line with Panasonic’s initial investment in 2024.

Traxys

The 2025 Traxys Binding Offtake and Marketing Agreement aims to secure up to 20,000 tpy of graphite concentrate offtake from the Phase 2 Matawinie Mine for distribution to industrial customers. With an initial seven-year term, the agreement includes sales pricing based on market indices with 10,000 tpy of firm take-or-pay volume.

Government of Canada

NMG, through its NMG Matawinie Inc. (“NMGM”) subsidiary, and the Government of Canada, represented by Public Works and Government Services Canada (“Canada”), signed on May 13, 2026, a binding long-term Supply and Storage Agreement (“Offtake Agreement”), and a Marketing Agreement for the supply and resale by NMGM of 30,000 tpy of graphite concentrate from NMG’s Phase 2 Matawinie Mine. The seven-year Offtake Agreement is on a take-or-pay basis at a fixed North American market price for a basket of graphite concentrate products with the ability for Canada to store

Management Discussion and Analysis	14

the products. Additionally, the marketing structure allows NMG to market and resell Canada’s purchased volumes with an upside-sharing mechanism on proceeds above the fixed price.

MARKET UPDATE

According to Benchmark Minerals Intelligence Ltd, at the end of 2025, the total worldwide market demand for flake graphite amounted to approximately 1.2 million tpy which can be divided into three distinct markets; lithium-ion batteries (54%), refractory and foundry (32%) and other industrial applications (14%). The lithium-ion battery segment can itself be split in two large categories, electric vehicles (“EVs”) and battery energy storage systems (“BESS”).

NMG through the updated binding long-form term sheet for the supply, storage, and resale of 30,000 tpy of graphite concentrate it has signed with the Government of Canada (industrial applications), Traxys (refractory and foundry) and Panasonic Energy (Lithium-ion batteries) will address all three of these segments aiming to diversify its revenue and cash-flow streams while seeking to align the demand of its customers with the production mix and characteristics of the Matawinie Mine.

Over the last few months, graphite's strategic value continued to rise faster than its commodity price, as China maintained overwhelming supply-chain dominance and low prices, while Western governments and OEM supply chains accelerated their efforts to establish economically sustainable ex-China mine-to-anode capacity.

Looking at the overall graphite market, the Chinese supply and processing dominance continued to make it challenging for Western producers to translate strategic demand into attractive commodity pricing. As such, prices remained low but showed some stabilization during Q3, particularly in certain regional markets. (Benchmark Mineral Intelligence, Sept. 23, 2026: Q3 2026 Graphite & Anode Price Review).

With respect to synthetic graphite, GraphiteHub reported in October that SGL Carbon and Toyo Tanso had notified customers of 10–15% increases on portions of their specialty graphite and carbon product ranges, with the new pricing taking effect from October 1. The report says the notices cited higher raw-material, energy and logistics costs. Because natural and synthetic graphite compete in lithium-ion battery anodes, increases in synthetic graphite prices can improve the relative cost competitiveness of natural graphite and provide a more supportive backdrop for natural graphite demand and pricing.

Looking at EV sales for the July to September 2026 period, data shows weakening domestic demand in China, very strong acceleration in Europe, a challenging North American market, and rapid growth in several smaller markets. (Benchmark Mineral Intelligence).

Specifically, to North America, EV sales fell 44% YoY in September, with the region down 24% YTD. However, the September comparison is distorted by the exceptionally strong September 2025 period ahead of the expiration of the U.S. federal EV tax incentive (Benchmark Mineral Intelligence). There are nevertheless some signs of sequential recovery in the US as Cox Automotive estimates Q3 U.S. EV sales at 262,649 vehicles, up 6.1% from Q2, making it the strongest quarter in the context of a high oil price environment.

North American refractory demand remained generally resilient, supported by higher U.S. steel production, which was approximately 5% above prior-year levels year-to-date through mid-October (American Iron and Steel Institute). Steel remains the most important end market for refractories. (Grand View Research – U.S. Refractory Market estimates) and represented 65.1% of U.S. refractory demand in 2025.

Recent G7 initiatives have further highlighted graphite’s growing strategic importance. Through the Critical Minerals Resilience and Production Alliance, Canada and its partners are moving beyond policy coordination toward concrete investment, procurement and project-development measures aimed at diversifying critical-mineral supply chains. Graphite-related initiatives have already connected Canadian projects with partners in Japan, Germany and Italy, while

Management Discussion and Analysis	15

Canada’s long-term graphite supply and storage arrangement demonstrates the use of sovereign procurement and inventory tools to support secure domestic and allied supply.

RESPONSIBILITIES

For the twelve-month rolling period ended September 30, 2026, NMG reported a total recordable injury frequency rate (TRIFR) of 0 and severity rate of 0 for all of the Company’s employees, and a TRIFR of 5.78 and a severity rate of 28.91 for contractors at its worksite. This represents a combined TRIFR of 1.47 and severity rate of 7.35.

The Company’s 2025 ESG Report, available on its website, reflects its managerial approach to addressing material topics and highlights significant sustainability milestones and indicators. The Company’s established ESG disclosure practices provide shareholders, investors, and stakeholders with a transparent and complete portrait of the Company’s risks, opportunities, and perspectives.

Dialogue with First Nations, communities, and key stakeholders on the Matawinie Mine project progression, collaboration on joint initiatives, implementation of community-specific agreements, and advancement of project-related opportunities (business, training, employment, environmental stewardship, etc.) are ongoing.

Management Discussion and Analysis	16

GOVERNANCE

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on file with the Canadian provincial securities’ regulatory authorities and on SEDAR+ and on EDGAR.

FINANCING

Matawinie Mine equity financing package

In Q2-2026, the Company completed an equity financing package of $426.9M (US$309.7M), which allowed it to reach a FID for the Phase 2 Matawinie Mine Project. The package was made up of:

●	Private placements with CGF, IQ and Eni totalling $294.6M (US$213.2M), and
●	The release of $132.3M (US$96.5M) in gross proceeds from the Company's subscription receipts, including the full exercise of the over-allotment option.

Senior project debt

The Company holds a fully committed senior project debt commitment letter of US$335M with EDC and CIB. It covers a US$290M senior secured term loan facility and a US$45M senior secured cost overrun facility, with first-ranking security over the Matawinie Mine project and all material assets.

●	The Company expects to fully close the legal documentation for the credit agreements in the upcoming weeks.

As is typical in project financings, equity proceeds are being used first to fund eligible project expenditures. The senior debt facilities are expected to be drawn progressively during project execution, subject to conditions precedent and specified project milestones.

Phase 2 13ktpy Bécancour Battery Material Plant Financing

In parallel, the Company advances project financing activities for the 13ktpy Bécancour Battery Material Plant with targeted financial partners. Although management believes that FID for the 13ktpy Bécancour Battery Material Plant will occur, no assurance can be given that those arrangements and expressions of interest will all become committed volumes and converted into a positive FID.

Management Discussion and Analysis	17

Use of Proceeds – Matawinie Mine Project Financing and Final Investment Decision

The net proceeds from the Public Offering and concurrent Private Placement closed on May 15, 2026 are expected to be used primarily to fund the construction of the Phase 2 Matawinie Mine, including project capital expenditures and contingencies. The proceeds will also support financing-related costs, general and administrative expenses, working capital requirements, and closure and rehabilitation costs associated with the Matawinie Mine Project.

As at September 30, 2026, the following amounts were incurred to advance project development and construction activities related to the Phase 2 Matawinie Mine. All amounts presented in the table below are in millions of Canadian dollars, unless otherwise indicated.

Planned Use of Proceeds:

	In millions of CAD $
	Planned in prospectus	Spent as at September	Variance
	supplement no. 2[1]	30, 2026	(Spent minus Planned)
Capital expenditure (CAPEX) for the construction of the Phase-2 Matawinie Mine & Contingency	649.4	67.4	(582.0)
Financing costs, general and administrative expenses and general working capital	60.3	-	(60.3)
Closure and rehabilitation costs[2]	32.9	-	(32.9)
Cost overrun facility	116.5	-	(116.5)
Total	859.1	67.4	(791.7)
1)	The above figures represent the net proceeds disclosed in the prospectus supplement no. 2 in US Dollars and were converted in CAD amounts using the exchange rate of 1.37 found in the prospectus supplement no. 2.
2)	Represents the estimated amount of financial guarantee required under Québec mining regulations, based on the 2025 Updated Feasibility Study, to secure the Company's mine closure and site rehabilitation obligations.

The Company is materially tracking on the planned use of proceeds disclosed in the prospectus, and there are currently no indications that the variances observed will cause any impact on the Company’s ability to achieve its business objectives.

Management Discussion and Analysis	18

QUARTERLY RESULTS

During the three-month period ended September 30, 2026, the Company recorded a net income of $7,761 (net loss of $76,709 in 2025), a basic and diluted earnings per share of $0.02 (basic and diluted loss per share of $0.50 in 2025).

Description	Q3-2026	Q2-2026	Q1-2026	Q4-2025
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Net loss (income)	(7,761)	(9,427)	4,466	(4,988)
Basic loss (earnings) per share	(0.02)	(0.04)	0.03	(0.03)
Diluted loss (earnings) per share	(0.02)	(0.04)	0.03	(0.03)

Description	Q3-2025	Q2-2025	Q1-2025	Q4-2024
	$	$	$	$
Net loss (income)	76,709	21,016	12,442	21,904
Basic loss (earnings) per share	0.50	0.14	0.08	0.19
Diluted loss (earnings) per share	0.50	0.14	0.08	0.19

a)	The net income in Q3-2026 increased by $84,470 compared to Q3-2025, mainly due to a favorable change in the fair value of derivative warrant liabilities and higher interest income following the May 2026 equity financing. The increase was also supported by lower expenses, notably lower depreciation following the end of demonstration plant activities and lower professional fees. These impacts were partially offset by higher engineering expenses related to the advancement of detailed engineering for the 13ktpy Battery Material Plant project.
b)	The net income in Q2-2026 increased by $30,443 compared to Q2-2025, mainly due to the fair value revaluation of the embedded derivative of the Subscription Receipts, which resulted in a gain of $21,147 in 2026, combined with the fair value revaluation of derivative warrant liabilities, which resulted in a gain of $4,452 in 2026, compared to a loss of $5,664 in 2025. The increase was also driven by lower engineering study expenses, lower depreciation expenses, and higher federal and Quebec Scientific Research and Experimental Development (SR&ED) tax credits. These impacts were partially offset by interest accretion on the debt host component of the Subscription Receipts, resulting in an interest accretion expense of $7,701.
c)	The net loss in Q1-2026 decreased by $7,976 compared to Q1-2025, mainly due to the fair value revaluation of derivative warrant liabilities (gain of $10,490 in 2026 compared to a gain of $5,623 in 2025), combined with lower engineering study expenses, lower depreciation expenses following the end of depreciation of the coating demonstration plant, and a decrease in share-based compensation expenses resulting from revised assumptions related to performance-based stock options. These impacts were partially offset by higher legal costs associated with progress on the project financing and a foreign exchange loss of $991 in 2026, compared to a gain in 2025.
d)	The net loss in Q4-2025 decreased by $26,892 compared to Q4-2024 mainly due to a $4,787 gain related to the fair value revaluation of derivative warrant liabilities and a $16,151 gain on the settlement of the derivative warrant liability related to the termination of GM’s warrant exercisable at FID. For more details on the accounting treatment of this transaction, refer to Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Management Discussion and Analysis	19

OTHER FINANCIAL INFORMATION

Description	September 30, 2026	December 31, 2025
	$	$
Total assets (a)	600,385	174,444
Mine under construction included in Property, plant and equipment (b)	134,884	76,020
Bécancour Battery Material Plant under construction included in Property, plant and equipment	1,219	1,219
Non-current liabilities	3,795	3,190
a)

The increase of $425,941 in total assets between September 30, 2026, and December 31, 2025, is mainly explained by an increase of $305,582 in cash and cash equivalents, the purchase of a $30.0M short-term investment, and additions to property, plant, and equipment associated with the continued advancement of construction activities at the Matawinie Mine Project. The increase in cash and cash equivalents and short-term investment are mainly due to the closing on May 15, 2026 of a private placement with CGF, the Government of Québec through IQ, and Eni, for aggregate gross proceeds of $294.6M (US$213.2M), combined with the aggregate gross proceeds of $132.3M (US$96.5M) from the Company’s subscription receipts issued on April 16, 2026, in connection with the Public Offering, were released upon satisfaction of the applicable escrow release conditions.

b)

The increase of $58,864 in the Mine under construction between September 30, 2026, and December 31, 2025, relates to expenditures incurred for the Matawinie Mine Project, which have been capitalized as property, plant, and equipment. For further details on the construction progress of the Matawinie Mine Project and the costs incurred and estimated costs to complete, refer to the Matawinie Mine Project (Phase 2) section above.

three and nine-month period RESULTS

MINING PROJECTS EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	$	$	$	$
Wages and benefits (a)	866	1,120	3,493	3,126
Share-based compensation	205	167	790	729
Engineering	16	—	159	—
Consulting fees	20	31	62	81
Materials, consumables, and supplies	83	166	399	504
Maintenance and subcontracting (b)	163	319	894	532
Geology and drilling	—	15	—	15
Utilities	96	67	273	252
Depreciation and amortization	114	81	349	201
Other (c)	30	78	67	218
Uatnan Mining Project - Exploration and evaluation expenses	4	4	13	19
Grants	—	37	—	(5)
Tax credits (d)	(134)	(90)	(1,048)	(303)
Mining projects expenses	1,463	1,995	5,451	5,369
a)The increase of $367 in wages and benefits for the nine-month period ended September 30, 2026, is mainly due to the extraction and production activities at the Phase 1 Demonstration Plant that restarted in H2-2025 and continued

Management Discussion and Analysis	20

in early 2026. The decrease of $254 in wages and benefits for the three-month period ended September 30, 2026, is mainly due to the planned closure of the demonstration plants following FID for the Phase 2 Matawinie Mine on May 15, 2026.
b)The increase of $362 in maintenance and subcontracting expenses for the nine-month period ended September 30, 2026, is mainly due to the extraction and production activities at the Phase 1 Demonstration Plant that restarted in H2 2025, and continued in early 2026, which increased costs for tailings management and maintenance of the concentrator demonstration plant. This campaign produced additional flake concentrate volumes to support supplementary product sampling and qualification efforts. The decrease of $156 in maintenance and subcontracting expenses for the three-month period ended September 30, 2026, is mainly due to the planned closure of the demonstration plants following FID for the Phase 2 Matawinie Mine.
c)The decrease of $151 in other expenses for the nine-month period ended September 30, 2026, is mainly due to flake graphite sales to potential customers from existing inventory, which were recorded as a reduction of expenses.
d)The increase of $745 in tax credits for the nine-month period ended September 30, 2026, is due to changes to the Canadian Scientific Research and Experimental Development ("SR&ED") tax incentive program, which expanded access to refundable tax credits for eligible Canadian public corporations for taxation years beginning after December 15, 2024. The increase also reflects enhanced incentives under the Québec SR&ED tax credit program, including higher applicable tax credit rates. In addition, following these changes to the SR&ED programs, the Company began recognizing quarterly tax provisions in 2026, whereas no such provisions were recorded during the corresponding periods in 2025.

BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	$	$	$	$
Wages and benefits (a)	862	887	2,733	3,438
Share-based compensation	133	122	334	456
Engineering (b)	2,026	1,446	8,427	10,418
Consulting fees	295	44	624	500
Materials, consumables, and supplies (c)	61	160	216	821
Maintenance and subcontracting (c)	226	403	487	1,275
Utilities	10	27	25	165
Depreciation and amortization (d)	201	1,057	585	5,403
Other	106	63	312	248
Grants	(25)	(50)	(95)	(455)
Tax credits (e)	(137)	(224)	(2,162)	(154)
Battery Material Plant project expenses	3,758	3,935	11,486	22,115
a)	The decrease of $705 in wages and benefits for the nine-month period ended September 30, 2026, is mainly due to the end of activities at the demonstration plants, partially offset by increased headcount to support the development of the 13ktpy Bécancour Battery Material Plant project.
b)	The increase of $580 in engineering expenses for the three-month period ended September 30, 2026, is mainly due to the advancement of detailed engineering to refine and optimize the process design for the 13ktpy Bécancour Battery Material Plant project. The $1,991 decrease in engineering expenses for the nine-month period ended September 30, 2026, was primarily attributable to higher engineering activities in 2025 in connection with the

Management Discussion and Analysis	21

feasibility study for the 44ktpy Bécancour Battery Material Plant project, which was completed and published on March 31, 2025. The decrease was partially offset by engineering activities for the development of the Class 3 AACE Cost Estimate for the 13ktpy Bécancour Battery Material Plant project, which was completed in Q2 2026. Overall engineering expenditures in 2026 were lower than in the prior year, reflecting the reduced scope and level of effort associated with the Class 3 estimate compared to the feasibility study completed in 2025.
c)	The decrease of $605 in materials, consumables, and supplies expenses and the decrease of $788 in maintenance and subcontracting expenses for the nine-month period ended September 30, 2026, are mainly attributable to the end of activities at the demonstration plants, resulting in lower materials, maintenance and subcontracting costs.
d)	The decrease of $856 and $4,818 in depreciation expense for the three and nine-month periods ended September 30, 2026, respectively, are due to the end of activities at the demonstration plants.
e)	The increase of $2,008 in tax credits for the nine-month period ended September 30, 2026, is due to changes to the Canadian Scientific Research and Experimental Development ("SR&ED") tax incentive program, which expanded access to refundable tax credits for eligible Canadian public corporations for taxation years beginning after December 15, 2024. The increase also reflects enhanced incentives under the Québec SR&ED tax credit program, including higher applicable tax credit rates. In addition, following these changes to the SR&ED programs, the Company began recognizing quarterly tax provisions in 2026, whereas no such provisions were recorded during the corresponding periods in 2025.

GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	$	$	$	$
Wages and benefits (a)	2,523	2,349	7,509	6,630
Share-based compensation	934	675	2,761	2,774
Professional fees (b)	524	1,334	4,179	3,044
Consulting fees (c)	551	671	1,939	2,506
Travelling, representation and convention	236	175	718	736
Office and administration (d)	1,175	1,680	4,277	4,265
Stock exchange, authorities, and communication (e)	93	164	312	598
Depreciation and amortization	38	37	114	108
Other financial fees	193	3	200	68
General and administrative expenses	6,267	7,088	22,009	20,729
a)

The increase of $174 and $879 in wages and benefits for the three and nine-month periods ended September 30, 2026, respectively, were primarily attributable to increased headcount within administrative functions to support the advancement of the Phase 2 Matawinie Mine project and the 13ktpy Bécancour Battery Material Plant project.

b)

The increase in professional fees of $1,135 for the nine-month period ended September 30, 2026, is mainly due to $1,599 of transaction costs related to the embedded derivative of the subscription receipts from the Public Offering These costs, primarily legal fees incurred in connection with the completion of the Public Offering, were recognized as professional fees. The decrease in professional fees of $810 for the three-month period ended September 30, 2026, is mainly due to lower financing-related costs recognized in profit or loss. Following receipt of the project debt commitment letter from EDC and CIB, costs related to the ongoing negotiation of the debt facilities were recorded as deferred financing costs, whereas comparable costs were recognized in profit or loss in 2025.

Management Discussion and Analysis	22

c)

The decrease in consulting fees of $567 for the nine-month period ended September 30, 2026, is mostly due to decreased activities in connection with technical audits and due diligence processes related to the Matawinie Mine Project financing.

d)

The decrease in office and administration fees of $505 for the three-month period ended September 30, 2026, is mainly due to a contribution payment of $400 made in July 2025 under the agreement with Espace Nature Haute-Matawinie ("Espace Nature"), a non-profit organization. This project is part of NMG’s sustainable development pledge and demonstrates the Company’s commitment to a socially responsible operation that generates shared value.

e)

The decrease in stock exchange, authorities, and communication fees of $286 for the nine-month period ended September 30, 2026, is mainly due to costs incurred in connection with the Company’s uplisting to the Toronto Stock Exchange in January 2025.

NET FINANCIAL COSTS

The $82,940 and $113,620 decreases in financial costs for the three and nine-month periods ended September 30, 2026, respectively, are mainly due to the fair value revaluation of derivative warrant liabilities, which resulted in gains of $16,261 and $31,203 for the three and nine-month periods ended September 30, 2026, respectively, compared to losses of $63,550 and $63,591 for the corresponding periods in 2025. The decreases were also driven by higher interest income following the closing of the equity financing on May 15, 2026.

For the nine-month period ended September 30, 2026, the decrease in financial costs was also attributable to the fair value revaluation of the embedded derivative of the Subscription Receipts, which resulted in a gain of $21,147 in 2026. These favorable variances were partially offset by interest accretion on the debt host component of the Subscription Receipts, resulting in an interest accretion expense of $7,701. For more details on the accounting treatment of the Subscription Receipts, refer to Note 13.1 to the unaudited condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2026.

LIQUIDITY AND FUNDING

As at September 30, 2026, the difference between the Company’s current assets and current liabilities was $324,986, including $379,522 in cash and cash equivalents and $30,168 in short-term investments.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Additional information regarding the Company's liquidity risk is provided under the "Liquidity Risk" section in the Company Overview. Based on the Company's current cash position and the senior project debt expected to close in the upcoming weeks, management believes that the Company will have sufficient funding to meet its capital requirements through the commencement of commercial production of the Matawinie Mine.

As at September 30, 2026, all of the Company’s current liabilities totalling $96,805 ($91,406 as at December 31, 2025) have contractual maturities of less than one year, except for the derivative warrant liabilities, which are recorded in

Management Discussion and Analysis	23

current liabilities due to their conversion features. The Company regularly reviews its cash position to safeguard capital and maintain liquidity.

				As at September 30, 2026
	Carrying	Contractual	Remainder of	Year	Year	2029 and
	amount	cash flows	the year	2027	2028	Onward
	$	$	$	$	$	$
Accounts payable and other	44,328	44,328	44,328	—	—	—
Lease liabilities	1,917	2,136	175	587	425	949
Borrowings	567	600	75	300	225	—
Convertible Notes – Host[i]	17,660	17,736	17,736	—	—	—

[i]The Convertible Notes are translated at the spot rate as of September 30, 2026.

	For the nine-month periods ended
Cash flows provided by (used in)	September 30, 2026	September 30, 2025
	$	$
Operating activities before the net change in working capital items	(26,505)	(36,348)
Net change in working capital items	(7,705)	4,761
Operating activities	(34,210)	(31,587)
Investing activities	(73,055)	(11,221)
Financing activities	408,375	(1,365)
Effect of exchange rate changes on cash and cash equivalents	4,472	(356)
Increase (decrease) in cash and cash equivalents	305,582	(44,529)

OPERATING ACTIVITIES

For the nine-month period ended September 30, 2026, cash outflows from operating activities totaled $34,210, while cash outflows totaled $31,587 for the same period in 2025. The increase in cash outflows is mainly due to a negative variance in the change in working capital items. Further details regarding the net change in working capital items are provided in Note 18 of the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2026. The variance is partially offset by the lower net loss incurred during the period, excluding non-cash items, as discussed above.

INVESTING ACTIVITIES

For the nine-month period ended September 30, 2026, cash used in investing activities totaled $73,055, compared to $11,221 for the same period in 2025. The increase is mainly due to the purchase of a short-term investments consisting of a fixed-term guaranteed investment certificate (“GIC”) with a principal amount of $30.0 million and to higher additions to property, plant, and equipment related to the Phase 2 Matawinie Mine following the successful equity financing and the confirmation of FID, which led to increased construction activities at the Phase 2 Matawinie Mine. Further details regarding the net cash flow used in investing activities are provided in Note 18 of the condensed consolidated interim financial statements.

FINANCING ACTIVITIES

For the nine-month period ended September 30, 2026, the Company had a net inflow of $408,375 related to financing, compared to a cash outflow of $1,365 for the same period in 2025. The variance is mainly due to the closing on May 15, 2026 of a private placement with CGF, the Government of Québec through IQ, and Eni, for aggregate gross proceeds of $294.6M (US$213.2M). In addition, aggregate gross proceeds of $132.3M (US$96.5M) from the Company’s subscription receipts issued on April 16, 2026, were released upon satisfaction of the applicable escrow release conditions. These transactions formed part of an aggregate equity financing package of $426.9M (US$309.7M).

Management Discussion and Analysis	24

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	$	$	$	$
Key management compensation
Wages and short-term benefits	894	551	2,597	1,441
Share-based payments	868	545	2,761	2,468
Board fees	227	203	638	673

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

Refer to notes 3, 4, and 5 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2026, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 20 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2026.

CAPITAL STRUCTURE

As at November 10, 2026
Common shares	329,160,163
Options	7,850,738
RSU/PSU/DSU	5,263,319
Warrants	70,932,538
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	2,431,365
Fully diluted	420,638,123

SUBSEQUENT EVENTS TO september 30, 2026

On October 30, 2026, the Company amended IQ’s convertible note, primarily by extending the maturity date by one year, from November 8, 2026 to November 8, 2027. As part of the amendment, interest payable on the convertible note from October 1, 2026 through the maturity date will be settled in cash.

Management Discussion and Analysis	25

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company have designed, or caused to be designed, disclosure controls and procedures ("DC&P") under their supervision, to provide reasonable assurance that material information pertaining to the Company is promptly communicated to Management, particularly during the period in which the filings are being prepared. These procedures ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. Management is also responsible for the design of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

There have been no changes in the Company's ICFR that occurred during the period beginning on January 1, 2026, and ending on September 30, 2026, which have materially affected or are reasonably likely to materially affect the company’s ICFR. The CEO and CFO have signed form 52‐109F2, Certification of Interim Filings, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable, and not absolute, assurance with respect to the reliability of the financial reporting and financial statements preparation. Accordingly, management, including the CEO and CFO, does not expect that the internal controls over financial reporting of the Company will prevent or detect all errors and all frauds. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

non-ifrs financial measures

Matawinie Mine project costs incurred

Capital expenditure for the construction of the Phase 2 Matawinie Mine “project costs” is a non-IFRS financial measure that represents the cumulative project costs attributable to the construction of the Phase 2 Matawinie Mine and included in the $649.4M FID Capex budget. The measure includes project expenditures and certain other costs attributable to the project but does not necessarily reflect the timing or measurement criteria for recognition as additions to property, plant and equipment (“PP&E”) under IFRS Accounting Standards.

Management uses project costs to monitor construction progress against the approved project budget, assess project performance and support its estimate of costs remaining to complete the project.

The following table reconciles project costs to additions to PP&E related to the Phase 2 Matawinie Mine, the most directly comparable financial measure reported under IFRS Accounting Standards, as presented in Note 9 to the Company’s condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2026:

Management Discussion and Analysis	26

For the nine-month period ended September 30, 2026	$
PP&E additions, as reported in Note 9 to the financial statements	58,864
Borrowing costs capitalized	(1,146)
Share-based compensation capitalized	(127)
Capitalized depreciation	(15)
Grants	46
Tax credits	10,155
Asset rehabilitation obligation	(510)
Pre-FID Capex adjustment[1]	782
Foreign exchange effects	(263)
Other	(379)
Project costs	67,408

[1] Pre-FID CAPEX adjustment: Represents project expenditures incurred in November and December 2025 that are included in the FID CAPEX budget.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). These documents and other information about NMG may also be found on our website at www.nmg.com.

November 12, 2026

/s/ Eric Desaulniers	/s/ Charles-Olivier Tarte
Eric Desaulniers, géo., M.Sc.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	27